

Mail Stop 6010

April 30, 2008

Dr. Michael Majerus
Chief Financial Officer
Qimonda AG
Gustav-Heinemann-Ring 212
D-81739 Munich
Federal Republic of Germany

   Re: Qimonda AG
     Form 20-F for the Fiscal Year Ended September 30, 2007
     File No. 001-32972

Dear Dr. Majerus:

  We have reviewed your filing and have the following comments. Where indicated, we think you should revise your documents in future filings in response to these comments. If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

  Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 20-F as of September 30, 2007

Management, page 117

Committees of the Supervisory Board, page 119

1. We note your disclosure that the Investment, Finance and Audit Committee provides a recommendation to the Supervisory Board with respect to the appointment of your independent auditor. Please tell us how this procedure complies with the requirements of Rule 10A-3(b)(2) of the Exchange Act.

Related Party Transactions and Relationships, page 127

2.   Please quantify for us the amounts paid to related parties under each of the related-party agreements during the past fiscal year. Also provide us your analysis supporting your conclusion that (1) these amounts need not be disclosed in this section and (2) this section need not contain disclosure regarding:

- your costs related to Securities Act registration of your shares held by Infineon, and

- how that registration, which facilitates hedging transactions that may have a negative effect on your stock price as disclosed on page 29, facilitates Infineon's offering of its securities and reduces Infineon's cost of capital.

3.   Please reconcile your disclosure in this section to the disclosure in Note 27 to your financial statements.

Combined and Consolidated Financial Statements, page F-1

Note 1. Description of Business, Formation and Basis of Presentation, page F-7

Formation, page F-7

4.   We note that Infineon's investments in Advanced Mask Technology Center GmbH & Co. ("AMTC") and Maskhouse Building Adminstration GmbH & Co. KG ("BAC") have not yet been legally transferred to you but that your financial statements include your share of the income of AMTC and BAC for all of the periods presented. Additionally, we note from page 82 that the AMTC and BAC interests are held by Infineon for Qimonda's economic benefit pursuant to the contribution agreement and "that for as long as Infineon holds Qimonda's interests in AMTC and BAC, Qimonda must exercise its shareholder rights with respect to these investments through Infineon." In light of these disclosures that you do not hold a direct ownership in the stock of AMTC or BAC, please tell us why you believe it is appropriate to account for your beneficial interests in these entities as an equity method investment. Specifically, discuss your analysis of whether your arrangements with Infineon give you the ability to exercise significant influence over operating and financial policies of each of AMTC and BAC. Please refer to APB 18.

5.   As a related matter, we note on page F-30 that the aggregate net income from associated companies was $277 million. Please tell us how you considered the requirement for financial statements in accordance with Rule 3-09 of Regulation S-X for AMTC and BAC.

Note 24. Stock-based Compensation, page F-37

Fair value disclosures of Qimonda Stock Option Plan, page F-39

6.   We note that you used a combination of historical and implied volatility. Discuss your
         evaluation of the factors listed in Questions 2 and 3 of SAB Topic 14.D.1 in relying on a
         blended volatility. As applicable, please revise future filings to provide the disclosures in
         Question 5 of SAB Topic 14.D.1.   Please also expand your disclosures in the Critical
         Accounting Policies section to address your use of a blended volatility.

Forms 6-K filed April 22, 2008 and April 24, 2008

7.   Please do not change the language that is required to appear on the Signatures page. For
         example, we note the changes in your Forms 6-K filed April 22, 2008 and April 24, 2008.

         As appropriate, please respond to these comments within 10 business days or tell us when
you will provide us with a response. Please furnish a cover letter that keys your responses to our
comment and provides any requested information. Detailed cover letters greatly facilitate our
review. Please understand that we may have additional comments after reviewing your
responses to our comments.

          We urge all persons who are responsible for the accuracy and adequacy of the disclosure
in the filing to be certain that the filing includes all information required under the Securities
Exchange Act of 1934 and that they have provided all information investors require for an
informed investment decision. Since the company and its management are in possession of all
facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of
the disclosures they have made.

         In connection with responding to our comments, please provide, in writing, a statement
from the company acknowledging that:

·   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

·   staff comments or changes to disclosure in response to staff comments do not foreclose the
     Commission from taking any action with respect to the filing; and

·   the company may not assert staff comments as a defense in any proceeding initiated by the
     Commission or any person under the federal securities laws of the United States.

         In addition, please be advised that the Division of Enforcement has access to all
information you provide to the staff of the Division of Corporation Finance in our review of your
filing or in response to our comments on your filing.

You may contact Lynn Dicker, Staff Accountant, at (202) 551-3616 or me at (202) 551-3643 if you have questions regarding comments on the financial statements and related matters. Please contact Mary Beth Breslin, Staff Attorney, at (202) 551-3625, or Russell Mancuso, Legal Branch Chief, at (202) 551-3617 if you have questions on any other comments. In this regard, do not hesitate to contact me or Martin James, Senior Assistant Chief Accountant, at (202) 551-3671 with any questions.

Sincerely,

Kevin L. Vaughn
Accounting Branch Chief